Exhibit 99.1

19 January 2021

Market Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

Results of 2021 General Meeting

Opthea Limited (ASX: OPT)

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolution and the proxies received in respect of the resolution are set out in the attached proxy summary.

Yours faithfully

/s/ Mike Tonroe
Mike Tonroe Company Secretary

Opthea Limited, Suite 0403, Level 4, 650 Chapel Street, South Yarra, Victoria 3141, Australia

A.C.N. 006 340 567    |     Telephone: +61 3 9826 0399    |    Website: www.opthea.com

OPTHEA LIMITED

General Meeting 2021

Tuesday, 19 January 2021

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies				Number of votes cast on the poll			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Issue of options to Jeremy Levin under the non-executive director share and option plan	Ordinary	100,280,912 75.62%	32,014,211 24.14%	319,365 0.24%	106,742	100,577,859 75.83%	32,050,634 24.17%	106,742	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.